Exhibit 99.3

Wi-LAN Inc.

Annual Information Form

For the Year Ended December 31, 2010

March 1, 2011

Table of Contents

Forward-Looking and Other Statements	3
General Matters	3

1. Corporate Structure	4
2. General Development of the Business	4
Summary	4
3 Year History: Fiscal 2008 (November 1, 2007 to October 31, 2008)	5
3 Year History: Fiscal 2009 (November 1, 2008 to December 31, 2009)	6
3 Year History: Fiscal 2010 and Recent Developments (January 1, 2010 to February 28, 2011)	7
3. Description of the Business	8
Principal Markets	8
Business Operations	10
Employees and Facilities	13
Risk Factors	13
4. Dividends	17
5. Capital Structure	18
Common Shares	18
Special Preferred Shares	19
Preferred Shares	19
Shareholder Rights Plan	19
6. Market for Securities	20
Trading Price and Volume	20
7. Directors and Officers	20
Directors	20
Executive Officers	22
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	23
8. Audit Committee Information	24
Audit Committee Charter	24
Composition	24
Education and Experience	24
Pre-approval of Non-audit Services	24
9. Legal Proceedings	25
10. Interests in Material Transactions	28
11. Transfer Agent and Registrar	28
12. Material Contracts	28
13. Interests of Experts	28
14. Additional Information	28

Appendix “A” – Wi-LAN Inc. - Audit Committee Mandate	29

Forward-Looking and Other Statements

All statements, other than statements of historical facts, included in this Annual Information Form regarding the strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of Wi-LAN Inc. (“WiLAN” or the “Company”) and its management are forward-looking statements. When used herein, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. WiLAN cannot guarantee that the Company will actually achieve the plans, intentions or expectations disclosed in any of these forward-looking statements or statements of “belief” and undue reliance should not be placed on any such forward-looking statements or statements of “belief”.

All forward-looking statements and statements of “belief” contained in this Annual Information Form are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management’s control that could cause WiLAN’s actual results to differ materially from those indicated or implied by forward-looking statements or statements of “belief”, including the factors discussed under “Risk Factors” and in other sections of this Annual Information Form. These factors and the other cautionary statements made in this Annual Information Form should be read as being applicable to all related forward-looking statements and statements of “belief” wherever they appear in this Annual Information Form.

Any forward-looking statements and statements of “belief” represent the Company’s estimates as of the date of this Annual Information Form only and should not be relied upon as representing WiLAN’s estimates as of any subsequent date. The Company assumes no responsibility for the accuracy and completeness of any forward-looking statements and statements of “belief” and, except as required by law, WiLAN does not assume any obligation to update any forward-looking statements or statements of “belief”. The Company disclaims any intention or obligation to update or revise any forward-looking statements or statements of “belief”, whether as a result of new information, future events or otherwise.

General Matters

Market data and industry forecasts used in this Annual Information Form were obtained from various publicly available sources. Although WiLAN believes that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been independently verified.

“Wi-LAN” and “WiLAN” are the Company’s trade names and “Wi-LAN” is a registered trade-mark in Canada and the United States.  This Annual Information Form also includes references to trade names and trade-marks of other companies, which trade names and trade-marks are the properties of their respective owners.

In this Annual Information Form, references to “Common Shares” relate to common shares in the capital of WiLAN and references to the “Board” relate to the Company’s Board of Directors.

Unless otherwise indicated, all financial information in this Annual Information Form is reported in thousands of Canadian dollars, with the exception of earnings per share data which is reported in Canadian dollars.

1.           Corporate Structure

WiLAN was continued as a corporation under the Canada Business Corporations Act on August 2, 2007 and was amalgamated with three of its wholly-owned subsidiaries, Wi-LAN V-Chip Corp., Wi-LAN Technologies Corporation and 7248091 Canada Inc. under the Canada Business Corporations Act on October 1, 2009.

The Company was originally incorporated under the Business Corporations Act (Alberta) as 529144 Alberta Ltd. on May 14, 1992 and amended its articles of incorporation to change its name to “Wi-LAN Inc.” on October 29, 1992. On October 3, 1994, WiLAN amended its articles to remove the prohibition on inviting the public to subscribe for the Company’s securities and, on March 24, 1998, amended its articles to remove its remaining private company restrictions and to reorganize its share capital.

WiLAN has five significant directly wholly-owned subsidiaries, Wi-LAN Capital Inc. (“WiLAN Capital”), Wi-LAN International Inc. (“WiLAN International”), Wi-LAN International Hong Kong Inc. (“WiLAN Hong Kong”), Wi-LAN International Japan Inc. (“WiLAN Japan”) and Wi-LAN International Taiwan Inc. (“WiLAN Taiwan”), each of which are incorporated under the Canada Business Corporations Act.

Unless otherwise indicated in this Annual Information Form, all references to “WiLAN” or the “Company” herein include WiLAN Capital, WiLAN International, WiLAN Hong Kong, WiLAN Japan and WiLAN Taiwan.

The Company’s head and registered office is located at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1. WiLAN maintains a website at www.wilan.com; the information on which website is not and should not be considered part of, or incorporated by reference into, this Annual Information Form.

2.           General Development of the Business

Summary

WiLAN is a leading technology innovation and licensing company. Through both internal research and development and acquisitions from third parties, the Company has acquired intellectual property in the form of patents and patent applications in many different countries that it has licensed to more than 200 companies in telecommunications markets around the world.

WiLAN was founded in 1992 as a pioneer in the design, development and delivery of broadband wireless technologies. Innovations developed and patented by the Company’s founding team and engineers led to the commercialization of advanced broadband wireless equipment more than a decade ago. WiLAN’s patented V-Chip technology was also developed and commercialized over a decade ago.

The Company continues to conduct ongoing research and development with a focus on commercializing inventions in next-generation wireless communication systems.  One of WiLAN’s specific research interests is the development of enabling technologies for Whitespace networking.  Whitespace networks are expected to be deployed in wireless frequencies that are vacated as TV broadcasts move from analog to digital and promise to deliver valuable new applications and services such as wireless delivery of video inside and outside the home.  The Company is researching ways to ensure Whitespace networking equipment will co-exist with other wireless applications in the VHF/UHF frequencies including emergency service radios and wireless microphones.  WiLAN has developed a number of basic inventions in these areas that could yield hundreds of patents.

In its licensing business, the Company has signed licenses with companies that sell products utilizing the following technologies: CDMA (“Code Division Multiple Access” – a cellular telecommunications specification); Wi-Fi (the underlying technology of wireless local area networks based on various IEEE 802.11 specifications); WiMAX (“Worldwide Interoperability for Microwave Access” – a standards-based broadband wireless technology that provides metropolitan area network connectivity based on IEEE 802.16 specifications); LTE (“Long Term Evolution” – high performance air interface for cellular mobile communication systems designed to increase the capacity and speed of mobile telephone networks); ADSL (“Asymmetric Digital Subscriber Line” – a standards-based access technology that provides broadband Internet access over twisted pair telecommunications wiring); DOCSIS (“Data Over Cable Service Interface Specifications” – a standards-based access technology that provides broadband Internet access over cable networks); Bluetooth (a wireless protocol for exchanging data over short distances between fixed and mobile devices); and V-Chip (a technology that permits the blocking of television programs at a receiver (such as a television, multi-media equipped personal computer or set-top box) by viewers based on ratings information carried on the television signal).

Over 240 companies have licensed various WiLAN technologies including AmTRAN Technology Co., Ltd., ASUSTeK Computer Inc., Atheros Communications, Inc. (“Atheros”), Fujitsu Microelectronics America, Inc. and its affiliates (“Fujitsu”), Hon Hai Precision Co., Ltd., Infineon Technologies AG (“Infineon”), Intel Corporation (“Intel”), LG Electronics, Inc. (“LG”), Marvell Semiconductor, Inc. (“Marvell”), Matsushita Electric Industrial Co., Ltd. (“Matsushita”), Motorola Mobility Holdings, Inc., Motorola Solutions, Inc., NEC Corporation, Nikon Corporation, Nokia Corporation (“Nokia”), Research in Motion Corporation, Samsung Electronics Co., Ltd. (“Samsung”) and Sharp Corporation (“Sharp”).

3 Year History: Fiscal 2008 (November 1, 2007 to October 31, 2008)

On November 1, 2007, WiLAN announced that it had filed claims against 22 major companies including Acer Inc. (“Acer”), Apple Inc., Atheros, Best Buy Co. Inc., Broadcom Corporation (“Broadcom”), Circuit City Stores, Inc., D-Link Systems, Inc. (“D-Link”), Dell Inc., Gateway Inc., Hewlett-Packard Company, Intel, Marvell, Sony Corporation, Texas Instruments Incorporated and Toshiba Corporation in two separate actions (the “Laptop and Router Cases”) in the US District Court for the Eastern District of Texas (the “EDTX Court”). WiLAN claimed that these companies infringed its US patent numbers 5,282,222 (the “222 patent”), RE37,802 (the “802 patent”) and 5,956,323 (the “323 patent”) by making and/or selling various products including wireless routers, modems and personal computers that use technology derived from these patents which relate to Wi-Fi and power consumption in DSL products. In October 2008, the Company amended its complaints to include claims against the remaining defendants for products that utilize Bluetooth technologies and to assert US patent number 6,549,759 (the “759 patent”) against these defendants. The Laptop and Router Cases have been or are in the process of being settled by WiLAN against all defendants.

In November 2007, the Company learned that Marvell had filed a claim against WiLAN in the US District Court in the Northern District of California (the “NDCAL Court”) requesting a declaratory judgment that three of the Company’s US patents were invalid and had not been infringed. On June 20, 2008, WiLAN announced that this dispute had been settled.

In December 2007, the Company announced that it had divested itself of the “Think Broadband Solutions” products business that it had acquired upon the acquisition of Tri-Vision International Ltd. in June 2007 to PCT International, Inc. (“PCT”) for approximately $1,200.

On January 21, 2008, WiLAN announced the appointment of Shaun McEwan as Chief Financial Officer of the Company with effect as of February 15, 2008.

On February 29, 2008, WiLAN announced that Dr. Hatim Zaghloul would be stepping down as a member of the Board at the Company’s 2008 annual and special shareholders’ meeting. WiLAN also announced that Mr. Robert S. Bramson had offered his name for appointment to the Board.

On June 20, 2008, WiLAN announced that it had filed claims against Research In Motion Corporation, Research In Motion, Ltd., Motorola, Inc., and UTStarcom, Inc. in the EDTX Court (the “Handset Case”). The Company has claimed that these companies have infringed and continue to infringe the 222 patent and the 802 patent by making and/or selling various products including mobile handheld devices and other equipment that use technology derived from these patents which relate to Wi-Fi and CDMA. WiLAN added LG, LG Electronics Mobilecomm U.S.A., Inc. and Personal Communications Devices LLC (“PCD”) as defendants in the Handset Case since it was initiated. The Handset Case has been settled as against all defendants other than PCD, and is currently expected to go to trial in May or June 2011.

In October 2008, the Company learned that Intel had filed a complaint in the NDCAL Court in September 2008, seeking a declaratory judgment that 18 of the Company’s US patents are invalid. A motion to dismiss this case or have it transferred from the NDCAL Court to the EDTX Court in January 2009 was granted in part by US District Judge Ware on June 4, 2009, transferring Intel’s complaint relating to the 759 patent to the EDTX Court, and denied in part as it related to Intel’s complaints relating to the 17 other US patents at issue. This case was settled in full in January 2011 as a result of a settlement of all litigation with Intel.

On October 8, 2008, WiLAN announced that the Board had approved the adoption of a share repurchase pursuant to which the Company expected to purchase up to 5% of its outstanding Common Shares (or up to 4,678,519 Common Shares) over a six month period between October 10, 2008 and April 10, 2009 through a normal course issuer bid over the Toronto Stock Exchange (the “Normal Course Issuer Bid”).

During fiscal 2008, WiLAN entered into license agreements with 82 entities including Acer Incorporated, ASUSTeK Computer Inc., Bang & Olufsen a/s, Hon Hai Precision Industry Co., Ltd., Matsushita, Motion Computing, Research In Motion Corporation, Tranzeo Wireless Technologies Inc. and Xirrus Inc.

3 Year History: Fiscal 2009 (November 1, 2008 to December 31, 2009)

On November 21, 2008, WiLAN announced that the Board had appointed James Skippen, the Company’s Chief Executive Officer, as Chairman of the Board and Richard Shorkey, Chairman of the Board’s Audit Committee, as Lead Independent Director.

The Normal Course Issuer Bid was completed on April 10, 2009. WiLAN repurchased an aggregate of 883,600 Common Shares pursuant to the Normal Course Issuer Bid for an aggregate purchase price of approximately $1,210, of which 668,600 Common Shares were repurchased during the fourteen months ended December 31, 2009 for an aggregate purchase price of approximately $944. All such Common Shares were cancelled by the Company.

In June 2009, WiLAN announced it had entered into an agreement with a syndicate of underwriters led by Paradigm Capital Inc. and Wellington West Capital Markets Inc., and including CIBC World Markets Inc. and Haywood Securities Inc., pursuant to which the underwriters agreed to purchase, on a bought-deal basis, 8,000,000 Common Shares at a price of $2.05 per share with an option to purchase an additional 800,000 Common Shares. The Company announced the closing of this transaction on July 16, 2009 for net cash proceeds of $16,899 (gross proceeds of $18,040) following the exercise by the underwriters of their option.

On October 1, 2009, WiLAN amalgamated with its wholly-owned subsidiaries Wi-LAN V-Chip Corp., Wi-LAN Technologies Corporation and 7248091 Canada Inc. pursuant to a “vertical short-form” amalgamation under the provisions of the Canada Business Corporations Act. As a result of this amalgamation, the Company changed its year-end from October 31 to December 31.

On December 1, 2009, WiLAN announced that Paul Richman would be stepping down as a member of the Board on December 11, 2009.

During fiscal 2009, the Company entered into license agreements with 60 entities including Casio Computer Co., Ltd., Infineon, NEC Corporation, Nikon Corporation and Samsung.

3 Year History: Fiscal 2010 and Recent Developments (January 1, 2010 to February 28, 2011)

On January 19, 2010, WiLAN announced that it had commenced an action against LG and LG Electronics U.S.A., Inc. (collectively, “LGE”) in an action (the “V-Chip Case”) before the US District Court for the Southern District of New York (the “SDNY Court”). The Company has claimed that LGE has breached its contract with WiLAN and infringed the Company’s US patent number 5,828,402 (the “402 patent”) with respect to televisions sold by LGE in the United States. On April 15, 2010, LGE filed a motion to stay this action pending an ex parte re-examination of the 402 patent before the US Patent and Trademark Office (the “USPTO”), which motion was denied on May 21, 2010. This action is currently continuing through an expedited discovery phase.

In January 2010, WiLAN learned that TELUS Corporation and TELUS Communications Inc. (collectively, “TELUS”) had filed a claim in the Court of Queen’s Bench in Calgary, Alberta in April 2009 against the Company, Dr. Michel Fattouche and Dr. Hatim Zaghloul regarding the ownership of several patents including, amongst others, the 222 patent and the 802 patent.  On April 21, 2010, WiLAN announced that it had signed a final agreement with TELUS to settle this action. As part of this final settlement, TELUS sold any rights it may have had in certain patents to the Company in exchange for a one-time payment which the Company viewed as not material.

On April 8, 2010, WiLAN announced that it had filed claims against 19 major companies including Acer, Apple Inc., Atheros, Broadcom, Dell Inc., Gateway Inc., Hewlett-Packard Company, Intel, Marvell, Sony Corporation, Texas Instruments Incorporated and Toshiba Corporation in the EDTX Court (the “Bluetooth Case”). The Company has claimed that these companies have infringed and continue to infringe its US patent number 5,515,369 (the “369 patent”) by making and/or selling various products that use technology derived from this patent relating to Bluetooth technology. In June 2010, WiLAN added AliphCom, CSR plc (“CSR”) and SiRF Technology, Inc. as defendants to this action. WiLAN has settled the Bluetooth Case as against all defendants except Texas Instruments Incorporated and Aliphcom.

On June 4, 2010, the Company announced two new independent directors, Messrs. W. Paul McCarten and Jim Roche, had been elected by WiLAN’s shareholders to the Board at the Company’s June 3, 2010 annual and special meeting of shareholders.

On July 15, 2010, WiLAN announced that Najmul Siddiqui, President of the Company’s V-Chip licensing efforts, would retire from WiLAN effective July 30, 2010. The Company also announced that Andrew Parolin, WiLAN’s Vice-President, Wireless Technologies, would assume responsibility for all V-Chip related activities. Further, the Company announced that it would streamline its Toronto, Ontario operations over the balance of 2010, eventually leading to the shutdown of its Toronto office.

On October 5, 2010, WiLAN announced that it had filed claims against 11 major companies including Alcatel-Lucent USA Inc., Ericsson Inc., Sony Ericsson Mobile Communications (USA) Inc., HTC Corporation (“HTC”) and LGE in the EDTX Court. The Company has claimed that these companies have infringed and continue to infringe its US patent numbers 6,088,326, 6,195,327, 6,222,819 and 6,381,211 by making and/or selling various products including wireless communications products that use technology derived from these patents which relate to the 3GPP standard. This action was settled as against LGE in December 2010.

On November 19, 2010, WiLAN filed claims against three major companies including Comcast Corporation, Time Warner Cable, Inc. and Charter Communications in the EDTX Court. The Company has claimed that these companies have infringed and continue to infringe its US patent number 5,761,602 by offering for sale, selling, operating, advertising and marketing cable systems and cable modem products that use technology derived from these patents.

In November 2010, WiLAN announced it had entered into an agreement with a syndicate of underwriters led by Paradigm Capital Inc. and Wellington West Capital Markets Inc., and including CIBC World Markets Inc. and Fraser Mackenzie Limited, pursuant to which the underwriters agreed to purchase, on a bought-deal basis, 5,000,000 Common Shares at a price of $4.35 per share with an option to purchase an additional 625,000 Common Shares. The Company announced the closing of this transaction on December 17, 2010 for net cash proceeds of $20,457 (gross proceeds of $21,750) and the closing of the underwriters’ option on December 22, 2010 for net cash proceeds of $481 (gross proceeds of $506).

In January 2011, WiLAN announced it had entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc. and including Paradigm Capital Inc., Wellington West Capital Markets Inc., Canaccord Genuity Corp., Fraser Mackenzie Limited and NCP Northland Capital Partners Inc., pursuant to which the underwriters agreed to purchase, on a bought-deal basis, 11,400,000 Common Shares at a price of $6.60 per share with an option to purchase an additional 1,140,000 Common Shares. The Company announced the closing of this transaction on February 4, 2011 for net cash proceeds of $71,278 (gross proceeds of $75,240).

During fiscal 2010 and to date in fiscal 2011, WiLAN has entered into license agreements with 35 entities including Atheros, Intel, Marvell, Motorola Mobility Holdings Inc., Motorola Solutions, Inc. and Sharp.

During its 2010 fiscal year and so far in 2011, the Company has acquired over 300 patents and patent applications. At the date of this Annual Information Form, WiLAN owns over 1,100 patents and patent applications.

3.           Description of the Business

The following commentary on the Company’s patents and business operations reflects WiLAN’s position as at February 28, 2011.

Principal Markets

The Company expects to continue to generate virtually all of its revenues from licensing its patent portfolio and other technologies as such patents and technologies exist from time to time. WiLAN currently has a portfolio of more than 1,100 patents, including issued and pending patents and foreign equivalents, many of which it has licensed to companies that sell products that utilize the following technologies: Wi-Fi; CDMA; WiMAX; LTE; ADSL; DOCSIS; Bluetooth; and V-Chip.

The Institute of Electrical and Electronics Engineers, Inc. (the “IEEE”) is a professional organization that sets standards for many types of electronic equipment. As an example, for the Wi-Fi market, the IEEE has issued standards 802.11 a, b, g and n regarding the operation of that equipment. Similarly, IEEE standards 802.16 d and e define operations standards for WiMAX equipment.

Wi-Fi is a wireless technology standard that permits enabled devices to connect to the Internet through a wireless network, all based on IEEE 802.11 a, b, g or n protocols. Many consumer devices including personal computers, routers, gaming devices and peripheral devices rely on Wi-Fi protocols to connect to the Internet.

CDMA is one of the two main cellular technologies that most cellular phone systems currently utilize and has a very strong position in the North American market and in many Asian and Caribbean nations. UMTS (Universal Mobile Telecommunications System) technology and its HSPA (High-Speed Packet Access) evolution, which are both CDMA-based, is the other main technology currently used in cellular phones.

WiMAX, based on IEEE 802.16 standards, is a framework for wireless communication that permits high-throughput broadband connections over long distances. WiMAX can be used for a variety of wireless applications including high-speed connectivity for computers and cellular phones.

LTE is a high performance air interface for cellular mobile communications systems and is competing with WiMAX for adoption by many wireless service providers worldwide as the next evolution in cellular phone technology. With the increase in “smart phone” penetration rates and the desire to share in the roaming revenues of out-of-network cellular phone users, many wireless service providers are working to move to a common air interface standard to promote interoperability.

ADSL is the most common method of providing high-speed Internet access over conventional telephone wiring, currently representing about two-thirds of the global market for broadband network access. WiLAN has acquired US, Japanese and European ADSL and other telecommunications patent families from Nokia and Fujitsu.

DOCSIS is a standard that governs high-speed data transfer on cable networks and is used in most cable modem deployments in North America to provide high-speed Internet access, and in many digital set-top boxes to enable pay-per-view and on-demand television viewing features.

Bluetooth is a wireless protocol for exchanging data over short distances between fixed and mobile devices that provides a way to connect and exchange information between devices such as mobile phones, laptop computers, digital cameras and other electronics equipment.

V-Chip technology permits television receivers to block programming based on ratings carried with the broadcast signal as detected by a television receiver that has been programmed by parents who wish to manage their children’s television viewing. V-Chip technology has been mandated by the US Federal Communications Commission to be included in all devices capable of receiving a television signal other than televisions having a screen size of thirteen inches or less.

WiLAN is continuing to evaluate all of the patents in its portfolio to determine whether an specific patents may be applicable to other technology and product areas.

The Wi-Fi, CDMA, WiMAX, LTE, ADSL, DOCSIS, Bluetooth and V-Chip markets with respect to which the Company has licensed many of its patents to date are large, multi-million or multi-billion dollar markets. Independent estimates of the size of the markets, based on the equipment-level sales in the calendar years noted, are as follows:

•
Wi-Fi – 2010 North American sales of approximately 81 million notebook, netbook and tablet computers, USD$2.85 billion in Wi-Fi network infrastructure, and growing to include mobile handsets, portable media players, televisions, Blue-ray disc players, etc. (sources: DisplaySearch; Dell’Oro);

•	US CDMA – 2010 mobile CDMA and WCDMA handset sales of approximately 108 million units and base station sales of approximately USD$4.0 billion (sources: Strategy Analytics; Dell’Oro);

•	WiMAX – worldwide sales over USD$1,566 million in 2010 and expected to grow at a compound annual growth rate of 20% from 2010 to 2014 (source: Dell’Oro);

•	LTE – infrastructure sales of over USD$5 billion expected for 2014, a 113% compounded annual growth rate over the USD$243 million in sales expected for 2010 (source: Dell’Oro);

•
ADSL – ADSL equipment sales are expected to average over USD$4 billion annually for the next four years, with subscriber growth averaging 5% over that period, culminating with more than 350 million ADSL subscribers worldwide expected (sources: Dell’Oro);

•	DOCSIS – US sales of approximately 13 million cable modems and USD$600 million in cable modem termination systems sales in 2010 (source: Dell’Oro);

•
Bluetooth – worldwide Bluetooth semiconductor revenue expected to rise from USD$1.7 billion in 2007 to USD$3.3 billion by 2012, with approximately 70% of all mobile handsets having Bluetooth functionality by 2012 (source: IDC); and

•	V-Chip – sales of approximately 45.5 million digital televisions in the US in 2010, a growth rate of 6.5% over the previous year (source: DisplaySearch.com).

Business Operations

Prior to its 2007 fiscal year, WiLAN had license agreements in place with Cisco Systems, Inc. for all of the Company’s patents at December 2005 and with Fujitsu for WiLAN’s fixed WiMAX patents only. Neither of these agreements is currently generating any royalty income.

In December 2006, the Company entered into an agreement with Nokia pursuant to which Nokia licensed WiLAN’s patents, transferred patents relating to telecommunications and ADSL technologies to the Company (which patents have been ascribed a $34 million value based, in part, on an independent valuation by a large accounting firm) and paid approximately $15 million (€10 million) to WiLAN.In fiscal 2007 as a whole, the Company announced that it had entered into license agreements with 15 parties.

During fiscal 2008, WiLAN entered into license agreements with 82 parties including ASUStek Computer Inc., Bang & Olufsen a/s, Hon Hai Precision Industry Co., Ltd., Research In Motion Corporation and Tranzeo Wireless Technologies Inc.

During fiscal 2009, the Company entered into license agreements with 60 parties including Casio Computer Co., Ltd., Infineon, NEC Corporation, Nikon Corporation and Samsung.

During fiscal 2010 and to date in fiscal 2011, WiLAN has entered into license agreements with 35 entities including Intel, Marvell, Motorola Mobility Holdings Inc., Motorola Solutions, Inc. and Sharp.

The Company is in discussions and, in some cases, active negotiations with third parties that WiLAN believes infringe its various patents about licensing some or all of its patents. On average, in management’s experience, it can often take over two years from the time a party is approached about taking a license until the time when a license agreement is finalized, however, it may take a shorter period of time or a much longer period to complete any such license.

A typical licensing process may start with the Company identifying prospective licensees and the products that it believes are infringing WiLAN’s patents. The Company then prepares a letter identifying both the infringing products and the patents that are infringed, inviting recipients to enter into licensing discussions. If the prospect agrees to enter discussions, then WiLAN presents claim charts mapping specific claims in the patents to applicable standards or to the recipient’s products. The first stage of discussions may focus on legal and technical issues. The second stage of discussions, if it occurs, will generally focus on the financial terms of a license. The third part of the discussions will generally focus on the non-financial terms of the license, which can be quite complex. If the licensing discussions break down, there may be an increased risk of litigation.

Royalty rates and the consideration for a license may vary significantly with different licensees since there are many factors that may make differing terms appropriate. Based on anecdotal information, the Company understands that royalties charged in similar circumstances have ranged from less than 0.1% to 7% of net revenues. Some of the factors that can affect the royalty rate include things such as the clarity of the reads of the patent claims on the products in question, the significance of the patented technology to the operation of the products, the profitability of the products in question, the propensity of the party to resist a license or to litigate, the number of patents that are applicable, the volume of products that infringe, the geographies into which infringing products are sold, the party’s future sales plans and the financial status of the prospective licensee. Licenses may require the licensee to pay a one-time sum, a sum payable in installments over some period of time or a running royalty payable either as a percentage or as a per unit amount on each infringing product sold. Licenses may be for a set term after which the party is unlicensed or for the lives of the patents. Generally, WiLAN is prepared to grant licenses on reasonable and non-discriminatory terms.

The Company expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what WiLAN considers fair consideration either for a license or as compensation for past infringement. It is important that prospective licensees know that, if necessary, the Company has sufficient funds to conduct protracted and multiple litigations, otherwise a party may be more reluctant to take a license. In addition to any litigation commenced by WiLAN, it is also possible that one or more parties will file a suit against the Company seeking a declaratory judgment of non-infringement and/or invalidity against WiLAN’s patents and/or request re-examination of certain patents before the USPTO.

Since fiscal 2008, the Company has filed claims in six separate actions in the EDTX Court for patent infringement against more than 50 different defendants with respect to wireless routers, modems, personal computers, cell phone handsets, Bluetooth enabled equipment, other wireless communications equipment and certain cable modems and systems, and has filed a claim in the SDNY Court for fraud, breach of contract and patent infringement against 2 defendants with respect to its US V-Chip patent.  WiLAN has also been involved in patent infringement litigation in the Federal Court of Canada as plaintiff against D-Link. At this time, the Company remains involved in patent infringement litigation before the EDTX Court, the SDNY Court and the NDCal Court.  See further information under the heading “Legal Proceedings” below.

Since fiscal 2008, WiLAN has had a number of actions filed against it in the NDCAL Court by a number of parties, all requesting declaratory judgments that certain of the Company’s US patents are invalid and have not been infringed. To date, no patent owned by WiLAN has been adjudged to be invalid, not infringed or unenforceable in any such proceeding and, with the exception of a declaratory judgment action brought by Calix Networks, Inc. (“Calix”) in the NDCAL Court, all such proceedings have been terminated. See further information under the heading “Legal Proceedings” below.

The Company expects that it will be required to litigate additional matters in the future and its cash holdings will, in part, provide WiLAN with the funds necessary to prosecute its existing and any future litigation or to demonstrate to potential licensees that the Company has the capacity to do so. In management’s experience litigation in respect of a single patent and a single defendant, up to and including trial, in the United States can cost significantly more than USD$10 million and, in Canada, can cost significantly more than $2 million although, in each case, costs can vary significantly depending on a range of factors.

Management may consider utilizing contingency arrangements where WiLAN’s law firm takes some portion of its fees as a percentage of the settlement or license payment generated if the litigation is successful. The Company may, however, elect to finance its litigations in the conventional manner by paying law firms on a fee-for-service basis.

WiLAN was originally founded as a pioneer in the design, development and delivery of broadband wireless technologies. Innovations developed and patented through the years by the Company’s founding team and engineering staff resulted in the commercialization of advanced broadband wireless equipment more than a decade ago. WiLAN believes that many of its other technologies (including its V-Chip technology) have been incorporated into widely available commercial products. Growing on these foundations, the Company is actively engaged in ongoing technology research and development activities. These activities are guided by a steering committee chaired by WiLAN’s Chief Technology Officer. The steering committee chooses R&D projects, headed by dynamic leaders, focused on achieving specific goals with application in large, broad markets thus having large potential impacts. The Company’s current area of R&D focus is wireless broadband, but WiLAN continues to engage in R&D in other technology areas as opportunities present themselves.

As part of its longer-term strategy, the Company continues to acquire additional patents to strengthen its portfolio as such patents are identified and become available; in the past such acquisitions have often been in the wireless and telecommunications areas, but these areas will not necessarily be the focus for future patent acquisitions. The business models for acquisition may include: (a) the acquisition of patents or licensing rights to the patents with a limited or no up-front cash payment, but sharing in any license fees generated through licensing the patents; (b) the acquisition of patents as partial consideration for a license to WiLAN’s patent portfolio; and/or (c) the acquisition of patents for cash or Common Shares. During fiscal 2010 and so far in fiscal 2011, the Company acquired over 300 patents and patent applications; WiLAN is currently in discussions with a number of parties concerning the possible acquisition of patents, the value of which patents are determined on a case by case basis. In addition, during fiscal 2010, the Company sold five patents and patent applications that were unnecessary to its core business.

On December 31, 2010, WiLAN’s fiscal year-end, the Company had approximately $109,000 in cash and short-term investments on hand, and in February 2011 closed a financing that raised net proceeds of more than $71,000. WiLAN believes that this amount represents sufficient financial resources to fund operations for the foreseeable future based on its current plans. The Company expects that it will remain in a position to fund ongoing operations from license revenues generated for the foreseeable future, although this is not assured.

Employees and Facilities

At December 31, 2010, WiLAN had 35 employees and, at February 28, 2011, the Company had 39 employees. WiLAN plans to continue growing staffing levels in 2011 and will manage its cost base relative to its licensing opportunities, taking into account licensing results that are achieved and its financial resources.

The Company’s head office is located in approximately 9,500 square feet of leased space in Ottawa, Ontario, with annual rental expense of approximately $323. Additional space requirements will be driven by the number of employees in the business.

Risk Factors

The following list of risk factors may not be exhaustive, as WiLAN operates in a rapidly changing business, and new risk factors emerge from time to time.  The Company cannot predict such risk factors, nor can WiLAN assess the impact, if any, of such risk factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.  Accordingly, the Company does not, nor should shareholders of WiLAN rely on forward-looking statements as a prediction of actual results.  See “Forward Looking and Other Statements”.

Risks Related to WiLAN’s Business

Certain of WiLAN’s patents may be found to not be valid, enforceable and/or infringed by any specific third party.

There can be no certainty as to the validity and/or enforceability of any particular WiLAN patent and, even if any such patent is valid and enforceable, whether any specific third party infringes any such patent.  Furthermore, even if any specific patent of the Company is valid, enforceable and infringed by a specific third party, there can be no certainty as to whether WiLAN will be able to successfully license any such patent to that third party at all or on terms favourable to the Company, or successfully litigate against that third party.

WiLAN will be required to establish the enforceability of its patents in court in order to obtain material licensing revenues.

WiLAN has been and continues to be involved in a number of court actions against certain companies it considers to be infringing certain of its patents, has been forced to defend the validity of certain of its patents against challenges from certain of these companies and may be forced to do so again from time to time both in actions started by the Company and in actions started by other parties.  WiLAN’s patent position is subject to interpretation and complex factual and legal issues that may give rise to uncertainty as to the applicability, validity, scope and enforceability of a particular patent.  Litigation can be costly and time-consuming, outcomes are uncertain and involvement in intellectual property litigation could result in significant expense adversely affecting the development of licensing of the challenged patents and diverting management’s efforts, whether or not such litigation is resolved in the Company’s favour.  Any failure by a court to confirm the applicability, enforceability and validity of WiLAN’s patents could materially adversely affect the Company.  Prolonged litigation could also delay the receipt of licensing revenues by the Company and deplete WiLAN’s financial resources.  It is difficult to predict the outcome of patent litigation at the trial level, specifically because it may be difficult for juries to understand complex patented technologies and, consequently, there is a higher rate of successful appeals in patent enforcement litigation than more customary commercial litigation.  Accordingly, there can be no assurance that any of the Company’s patents will be determined to be infringed by any party or will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others. Please see the discussion under the heading “Legal Proceedings” below.

Certain of WiLAN’s patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents.

Re-examination requests have been filed against certain of WiLAN’s patents in the USPTO with respect to certain key claims at issue in one or more of our litigation proceedings. Under a re-examination proceeding and upon completion of the proceeding, the USPTO may leave a patent in its present form, narrow the scope of the patent or cancel some or all of the claims of the patent. Although the Company has responded to the USPTO’s actions in regard to each of these patents and has the right to appeal any adverse rulings to the US Federal Court system, if any such adverse rulings are upheld on appeal and some or all of the claims of the key patents are cancelled, WiLAN’s business may be significantly harmed. In addition, defendants in the Company’s litigation proceedings may seek and may obtain orders to stay these proceedings based upon rejections of claims in the USPTO re-examinations and other courts could make findings adverse to WiLAN’s interests even if the USPTO actions are not final. If there is an adverse ruling in any re-examination proceeding relating to the validity or enforceability of any of WiLAN’s key patents, or if the USPTO limits the scope of the claims of any of WiLAN’s key patents, the Company could be prevented from enforcing or earning future revenues from such key patents, and the likelihood that companies will take new licenses and that current licensees will continue to pay under their existing licenses could be significantly reduced. WiLAN cannot predict the outcome of any of these proceedings or the myriad procedural and substantive motions in these proceedings. Furthermore, regardless of the merits of any re-examination, the continued maintenance of these administrative proceedings may result in substantial legal expenses and could divert management’s time and attention away from other business operations. Please see the discussion under the heading “Legal Proceedings” below.

Licensing WiLAN’s patents can take an extremely long time and may be subject to variable cycles.

Licensing WiLAN’s technologies is a long and complex process and may take months or even years.  Management spends a substantial amount of time educating potential licensees about the Company’s technologies.  Because the acquisition of a license to WiLAN’s technologies often represents a substantial investment, potential licensees may take a considerable period of time to evaluate the Company’s technologies, determine the size of their exposure to those technologies, and obtain the necessary expenditure authorizations and financing required to license WiLAN’s technologies.  The process of entering into a licensing agreement typically involves lengthy negotiations.  This process may be extended if the potential licensee is marketing the Company’s technologies as part of a larger project or system.  Because many licensees do not pay up-front fees and WiLAN cannot recognize related revenue until they have made payments, there may be significant delays of weeks or months between the time the Company licenses its technologies and the time the related revenue can be recognized.

In addition, WiLAN may spend a significant amount of time and money on a potential licensee that ultimately does not license its technologies.  Any delay in licensing the Company’s technologies could cause its operating results to vary significantly from any projected results.  Also, WiLAN may not be able to accurately predict sales by its licensees since they do not always provide information about the status of possible sales and other revenue opportunities with their customers.  Sales of products by licensees also depend on the timing of the roll-out of their own products and systems.  The Company has no control over the timing of licensees’ roll-outs, and may not be informed of when these roll-outs will occur.  WiLAN has been, in the past, and may, in the future, be required to offer favourable terms to certain licensees.  In certain cases, if future licensees are granted better terms than were granted to certain earlier licensees, the Company may be required to adjust such earlier licensees’ terms downwards. To date there have been no such circumstances, but there can be no guarantee that such a situation may not occur in the future.

Because of these factors and WiLAN’s limited revenue history, it is especially difficult to forecast the Company’s revenue and operating results.  WiLAN’s inability to accurately predict the timing and magnitude of revenues could cause a number of problems, including: (i) expending significant management efforts and incurring substantial expenses in a particular period that do not translate into signed licensing agreements during that period or at all; and (ii) having difficulty meeting the Company’s cash flow requirements and obtaining credit because of delays in receiving payment for licenses. The problems resulting from WiLAN’s lengthy and variable licensing cycle could impede its growth, harm its valuation and restrict its ability to take advantage of new opportunities.

WiLAN is currently reliant on licensees paying royalties under existing licensing agreements and on the additional licensing of its patent portfolio to generate future revenues and increased cash flows.

WiLAN is currently reliant on licensing its patent portfolio to generate revenues and cash flows.  Although the Company has a number of existing licensing arrangements, there is no assurance that WiLAN will continue to receive material revenues from these licensing agreements or that the Company will enter into additional licensing agreements with any other licensees. If WiLAN fails to enter into additional licensing arrangements, the Company’s business, operational results and financial condition could be materially adversely affected.

Reduced spending by consumers due to the uncertainty of economic and geopolitical conditions may negatively affect WiLAN.

Many of WiLAN’s licensees and their respective customers are directly affected by economic and geopolitical conditions affecting the broader world markets.  Current and future conditions in the domestic and global economies remain uncertain.  A slowdown in spending by the Company’s licensees and/or their respective customers, coupled with existing economic and geopolitical uncertainties globally and in the communications and consumer electronics markets, may create uncertainty for market demand and may affect WiLAN’s revenues. It is difficult to estimate the level of growth for the economy as a whole and even more difficult to estimate growth in various parts of the economy, including the markets in which the Company’s licensees participate. Because all components of WiLAN’s budgeting and forecasting are dependent upon estimates of growth in the markets that the Company’s various licensees serve and demand for their respective products and services, economic uncertainties make it difficult to estimate future revenues and expenditures.  Downturns in the economy or geopolitical uncertainties may cause end-users to reduce their budgets or reduce or cancel orders for products from the WiLAN’s licensees which could have a material adverse impact on the Company’s business, operating results and financial condition.

Changes in patent or other applicable laws or in the interpretation or application of those laws could materially adversely affect WiLAN.

The ability of WiLAN to earn licensing and other revenues is principally dependent on the strength of the rights conferred on the Company under patent laws.  Changes in patent or other applicable laws in Canada, the United States or elsewhere, or in the interpretation or application of those laws by the courts could materially adversely affect WiLAN’s business and financial condition.

Fluctuations in foreign exchange rates impact and may continue to impact WiLAN’s revenues and operating expenses, potentially adversely affecting financial results.

A significant amount of WiLAN’s revenues and operating expenses are denominated in US dollars. Up to the period ended December 31, 2010, the Company reported its financial performance in Canadian dollars, but as of January 1, 2011, WiLAN has determined that its functional currency is the US dollar and, as such, on a go-forward basis, the Company will report its financial performance in US dollars. WiLAN’s operating results are subject to changes in the exchange rate of the US dollar relative to the Canadian dollar.  Any decrease in the value of the US dollar relative to the Canadian dollar will have an unfavourable impact on Canadian denominated operating expenses. WiLAN may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies.  To the extent that the Company engages in risk management activities related to foreign exchange rates, it may be subject to credit risks associated with the counterparties with whom it contracts.

WiLAN will need to acquire or develop new patents to continue and grow its business.

All patents have a limited life and will generally expire twenty years after the date on which the application for the patent was filed.  In order to be successful in the long term, WiLAN will have to continue to acquire or develop additional patents or acquire rights to license new patents, however, there can be no assurance that the Company will be able to do so.  If WiLAN fails to acquire or develop additional patents or to acquire rights to license new patents, the Company’s business, operational results and financial condition may be materially adversely affected.

WiLAN has made and may make acquisitions of technologies or businesses which could materially adversely affect the Company.

WiLAN continually evaluates opportunities to acquire additional technologies or businesses.  The Company has no present binding commitments or agreements with respect to any such acquisition.  Acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expense related to intangible assets acquired, any of which could materially adversely affect WiLAN’s financial condition and results of operations. In addition, acquired businesses may be experiencing operating losses, which may adversely affect the Company’s earnings. Acquisitions involve a number of risks, including difficulties in the assimilation of the acquired company’s operations and products, diversion of management’s resources, uncertainties associated with operating in new markets and working with new customers, and the potential loss of the acquired company’s key employees.

WiLAN may require investment to translate its intellectual property position into sustainable profit in the market.

WiLAN’s future growth may depend on its ability to make the expenditures necessary to develop, market and license its patent portfolio and, if necessary, to enforce its patents.  There can be no assurance that the Company will be able to obtain additional financial resources that may be required to successfully compete in its markets on favourable commercial terms, or at all.  Failure to obtain such financing could result in the delay or abandonment of some or all of WiLAN’s plans for developing and licensing its patent portfolio or for commencing litigation, which could have a material adverse effect on the business and financial condition of the Company.

The generation of future V-Chip revenues and the likelihood of WiLAN signing additional V-Chip licenses could be negatively impacted by changes in government regulation.

The success of WiLAN’s V-Chip technology is substantially dependent on the establishment and maintenance by certain governments, including the US federal government, of requirements mandating the adoption of rating systems compatible with the V-Chip technology and the encoding of such ratings in television signals and other broadcast mediums.  The failure of such governments to establish, maintain or significantly modify such requirements may have a material adverse effect on the Company’s business, financial condition, liquidity and operating results.

There can be no assurance as to the payment of future dividends.

On June 3, 2009, WiLAN announced that the Board had declared a cash dividend of $0.0125 per Common Share payable on August 5, 2009 to holders of record of Common Shares at the close of business on June 29, 2009. Similar dividends have been declared by the Board and paid by the Company each fiscal quarter since that date with the most recent such dividend having been declared in the amount of $0.025 per Common Share on March 1, 2011, which will be paid on April 6, 2011 to holders of record of Common Shares at the close of business on March 15, 2011. Future dividend payments will be subject to an ongoing evaluation and approval by the Board on a quarterly basis. The decision as to the amount and timing of future dividends paid by WiLAN, if any, will be made by the Board in light of the Company’s financial condition, capital requirements and growth plans, as well as other factors the Board may deem relevant, and there can be no assurance as to whether any such future dividends will be declared or, if declared, as to the amount and timing of the payment of any such future dividends.

WiLAN is dependent on its key officers and employees.

Failure to retain key officers and employees or to attract and retain personnel with the necessary skills could have a material adverse effect on WiLAN.

Risks Related to the Ownership of Common Shares

The price of the Common Shares is volatile and subject to market fluctuation.

The market price of the outstanding Common Shares has in the past been, and may in the future be, volatile.  A variety of events, including quarter-to-quarter variations in operating results, the timing of new licensing transactions, entering into or failing to enter into or renew licensing agreements, the outcomes of any litigation, the results of a government patent office review, news announcements by WiLAN, counterparties to the Company’s litigation or licensees, trading volumes, general market trends for telecommunications companies and other factors could result in wide fluctuations in the market price for Common Shares.

The market price of the Common Shares could decline as a result of future issuances of Common Shares.

The market price of the Common Shares could decline as a result of issuances by WiLAN or sales by its existing shareholders of Common Shares in the market, or the perception that these sales could occur. Sales by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that it deems appropriate. At February 28, 2011, WiLAN had 121,450,975 Common Shares issued and outstanding.

4.           Dividends

WiLAN did not pay any dividends on any shares prior to the second fiscal quarter of its 2009 fiscal year. During the Company’s past three fiscal years, the Board has declared the following dividends:

Dividend Declaration Date	Dividend Record Date	Dividend Payment Date	Dividend per Common Share
July 3, 2009	June 29, 2009	August 5, 2009	$0.0125
September 2, 2009	October 14, 2009	November 4, 2009	$0.0125
March 2, 2010	March 15, 2010	April 6, 2010	$0.0225

Dividend Declaration Date	Dividend Record Date	Dividend Payment Date	Dividend per Common Share
May 5, 2010	June 15, 2010	July 6, 2010	$0.0125
August 9, 2010	September 15, 2010	October 6, 2010	$0.0125
November 8, 2010	December 15, 2010	January 6, 2010	$0.0125
March 1, 2011	March 15, 2011	April 6, 2011	$0.025

Each of these dividends has been designated as an “eligible dividend” for the purposes of Canadian federal and provincial income tax laws. Until otherwise noted on WiLAN’s internet website, any subsequent dividends paid by the Company will also be “eligible dividends”.

WiLAN intends to continue to declare quarterly dividends in line with its overall financial performance and cash flow generation, but there can be no assurance as to the amount or payment of such dividends in the future. Decisions on dividend payments are made on a quarterly basis by the Board.

5.           Capital Structure

WiLAN is authorized to issue an unlimited number of Common Shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. There are no special preferred shares or preferred shares outstanding.

On December 31, 2010, there were 109,722,975 Common Shares issued and outstanding. In addition, at that date there were options outstanding to purchase up to 6,843,217 Common Shares and approximately 68,809 outstanding deferred stock units. At the close of business on February 28, 2011, there were 121,450,975 Common Shares issued and outstanding. In addition, at that date there were options outstanding to purchase up to 6,495,217 Common Shares and approximately 69,669 outstanding deferred stock units.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, the special preferred shares and the preferred shares.

Common Shares

The holders of Common Shares are entitled to notice of and to vote at all meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per share. Subject to the preferences accorded to holders of preferred shares and any other shares ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares are entitled to receive, if, as and when declared by the Board, such dividends as may be declared thereon by the Board from time to time. In the event of the liquidation, dissolution or winding-up of WiLAN, or any other distribution of assets among the Company’s shareholders for the purpose of winding-up its affairs (any such event, a “Distribution”), holders of Common Shares, subject to the preferences accorded to holders of preferred shares and any of WiLAN’s other shares ranking senior to the Common Shares from time to time with respect to payment on a Distribution, are entitled to share equally, share for share, in the Company’s remaining property.

Special Preferred Shares

The holders of WiLAN’s special preferred shares are not entitled, subject to applicable law, to receive notice of or to attend any meeting of the Company’s shareholders and are not entitled to vote at such meetings. The special preferred shares rank ahead of all other classes of WiLAN’s shares with respect to the payment of dividends and the holders are entitled to receive a fixed non-cumulative dividend up to a maximum of $3.50 per year. In the event of a Distribution, the holders of the special preferred shares are entitled to receive $50.00 per share together with any declared but unpaid dividends prior to any payment or distribution to any of the Company’s other classes of shares, but shall not be entitled to share any further in the Distribution. The Board may, at its option, redeem all or any of the special preferred shares at any time for $50.00 per share plus the amount of any declared but unpaid dividends. Each holder of special preferred shares may require WiLAN to redeem all or any of their shares at any time after April 28, 2000 for $50.00 plus the amount of any declared but unpaid dividends.

Preferred Shares

The Company’s preferred shares at any time and from time to time may be issued in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board. From time to time the Board may fix, before the designation of a series, the rights, privileges, restrictions and conditions attaching to each series of preferred shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferential to such series on a Distribution; the extent, if any, of further participation in a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of WiLAN, or any other Distribution, holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any of the Company’s other shares ranking junior to the preferred shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution. The holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any of WiLAN’s other shares ranking junior to the preferred shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of preferred shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

Shareholder Rights Plan

On March 21, 2005, the Board adopted a shareholder rights plan (the “Rights Plan”) which was approved by the Company’s shareholders on May 19, 2005. The Rights Plan was amended and restated (the “Amended Rights Plan”) by the Board on February 21, 2008, which Amended Rights Plan was approved by the Company’s shareholders on March 27, 2008.

The Amended Rights Plan is designed to ensure fair treatment for all shareholders if the Company is the subject of an unsolicited take-over bid, and to provide shareholders and the Board with adequate time to evaluate any bid for Wi-LAN and to take steps to maximize shareholder value in the event of any unsolicited take-over bid. The Company is not aware of any contemplated takeover bid. The terms of the Amended Rights Plan (as an amendment and restatement of the Rights Plan) are consistent with the terms of plans recently adopted by other Canadian public companies and with guidelines for such plans as published by shareholder rights advocate groups. The rights issued to shareholders under the Amended Rights Plan may be exercised only when a person, including any related party, acquires or announces its intention to acquire more than 20% of the outstanding Common Shares without either complying with the “permitted bid” provisions of the Amended Rights Plan or obtaining the approval of the Board. Should such an acquisition occur, each right would, upon exercise, effectively entitle a holder, other than the person pursuing the acquisition and related parties, to purchase Common Shares at a 50% discount to the market price of the Common Shares at the time. Under the Amended Rights Plan, a permitted bid is a bid made to all shareholders and is open for acceptance for no less than 60 days. If more than 50% of the outstanding Common Shares, other than those owned by the person pursuing the acquisition and related parties, have been tendered, the person pursuing the acquisition may purchase and pay for the shares but must extend the bid for a further 10 days to allow the other shareholders to tender. Under the permitted bid mechanism, shareholders will have more time to consider the bid and any other options that may be available before deciding whether or not to tender to the bid. The Board will also have time to consider and pursue alternatives and to make recommendations to shareholders. The Amended Rights Plan also amended the Rights Plan to address certain housekeeping matters relating to the continuance of the Company under the laws of Canada and its relocation from Calgary, Alberta to Ottawa, Ontario as well as correcting certain typographical errors.

On March 1, 2011, the Board adopted a new shareholder rights plan (the “New Rights Plan”) to replace the Amended Rights Plan which remains in full force and effect until the meeting of WiLAN’s shareholders to be held on April 27, 2011. The adoption of the New Rights Plan is subject to approval by the Company’s shareholders at the April 27, 2011 meeting.

6.           Market for Securities

Trading Price and Volume

The Common Shares are listed and posted for trading on the Toronto Stock Exchange under the symbol “WIN”.  The volume of trading and price range of the Common Shares for the periods indicated are set forth in the following table.

Month	Volume	High Trading Price	Low Trading Price
January 2010	11,600,900	$3.25	$2.56
February 2010	3,450,900	$2.99	$2.63
March 2010	5,476,800	$3.19	$2.70
April 2010	3,685,300	$3.10	$2.76
May 2010	6,824,000	$3.45	$2.84
June 2010	5,146,600	$3.37	$2.99
July 2010	2,695,300	$3.63	$3.08
August 2010	4,365,600	$3.59	$3.07
September 2010	7,179,000	$4.42	$3.20
October 2010	5,725,400	$4.85	$4.20
November 2010	12,584,500	$5.17	$4.00
December 2010	13,902,200	$6.49	$4.18

7.           Directors and Officers

Directors

The following table sets forth the name, province and country of residence of each director of WiLAN, their position with the Company and the year in which they became a director of WiLAN. The term of office for each of the directors will expire at the time of the next annual shareholders’ meeting.

Name and Place of Residence	Position Held with WiLAN	First Year as a Director

Robert Bramson (1)	Director	2008
Pennsylvania, USA

Name and Place of Residence	Position Held with WiLAN	First Year as a Director

Dr. Michel Tewfik Fattouche (2)	Director	2006
Alberta, Canada

John Kendall Gillberry (3)	Director	2005
Ontario, Canada

William Keith Jenkins (2)(3)	Director	2005
Alberta, Canada

W. Paul McCarten (2)	Director	2010
Ontario, Canada

Jim Roche (1)	Director	2010
Ontario, Canada

Richard J. Shorkey (1)(3)	Lead Director	2007
Ontario, Canada

James Douglas Skippen	Chairman of the Board, Chief Executive	2006
Ontario, Canada	Officer, Chief Legal Officer & President

Notes:

(1)	Compensation Committee member
(2)	Governance and Nominating Committee member
(3)	Audit Committee member

At each of December 31, 2010 and February 28, 2011, as a group, the Company’s directors and executive officers beneficially owned, directly or indirectly, or exercised control over approximately 2,689,237 Common Shares, which represented approximately 2.5% and 2.1%, respectively, of the outstanding Common Shares at those dates respectively.

At December 31, 2010, as a group, the directors and executive officers beneficially owned, directly or indirectly, or exercised control over 68,809 deferred stock units. At February 28, 2011, as a group, the directors and executive officers beneficially owned, directly or indirectly, or exercised control over 69,669 deferred stock units.

Except as disclosed below, each of WiLAN’s directors has been engaged for more than five years in his present principal occupation or in other capacities with the Company or organization (or predecessor thereof) in which he currently holds his principal occupation. The information provided below has been provided to us by the individuals themselves and has not been independently verified by WiLAN.

Robert Bramson: Since 1996, Partner, Bramson & Pressman, a technology licensing law firm.

Dr. Michel Tewfik Fattouche: July 1986 to present – Professor Electrical and Computer Engineering, University of Calgary. May 1995 to October 2008 – Chief Technical Officer and various other senior officer positions with Cell-Loc Location Technologies Inc. and its predecessor, Cell-Loc Inc., a developer of a family of network-based wireless location products that enable location-based services.

John Kendall Gillberry: 1996 to present – Founder and President, Bayfield Capital Group, a corporate finance advisory firm; December 2009 to present – Chief Executive Officer of Utilitran Corporation, a technology company engaged in data analytics and procurement software in the retail sector; July 2005 to July 2009 – Executive Vice President and Chief Financial Officer of Coreworx Inc. (formerly, Software Innovation Inc.), an enterprise software development company.

William Keith Jenkins: Partner, Fraser Milner Casgrain LLP, Barristers & Solicitors.

W. Paul McCarten: Partner, Borden Ladner Gervais LLP, Barristers & Solicitors.

Jim Roche: President & CEO of Stratford Managers, a company he founded in 2006. Prior to starting Stratford, Jim was President & CEO of Tundra Semiconductor Corporation, a company he co-founded in 1995.

Richard J. Shorkey: Mr. Shorkey has provided part-time and interim Chief Financial Officer services to several technology companies since September 2002.

James Douglas Skippen: June 2006 to present – Chairman of the Board, Chief Executive Officer, Chief Legal Officer & President of WiLAN; May 2004 to June 2006 – Senior VP Patent Licensing, General Counsel and Secretary of MOSAID Technologies Incorporated (“MOSAID”).

Executive Officers

The following table sets forth the name, province and country of residence and position with WiLAN of each person who is an executive officer as of the date hereof.

Name and Place of Residence	Office(s) with WiLAN

James Douglas Skippen Ontario, Canada	Chairman of the Board, Chief Executive Officer, Chief Legal Officer & President

Michael Shaun McEwan Ontario, Canada	Chief Financial Officer

William Ross Middleton Ontario, Canada	Senior Vice-President & General Counsel

Jung Yee Ontario, Canada	Chief Technology Officer

Andrew Parolin Ontario, Canada	Senior Vice-President, Licensing

Doug MacCrae Ontario, Canada	Vice-President, Finance

Curt Dodd Ontario, Canada	Vice-President, Patents & Counsel

Prashant Watchmaker Ontario, Canada	Corporate Secretary & Assistant General Counsel

Except as disclosed below, each of the Company’s executive officers has been engaged for more than five years in his present principal occupation or in other capacities with WiLAN or organization (or predecessor thereof) in which he currently holds his principal occupation. The information provided below has been provided to us by the individuals themselves and has not been independently verified by the Company.

James Douglas Skippen: Chairman of the Board, Chief Executive Officer, Chief Legal Officer & President – please see above for details.

Michael Shaun McEwan: February 2008 to present – Chief Financial Officer of WiLAN; July 2001 to February 2008 – Chief Financial Officer of BreconRidge Corporation.

William Ross Middleton: January 24, 2008 to present – Senior Vice-President & General Counsel of WiLAN; August 2006 to January 23, 2008 – Vice President, Licensing & General Counsel of the Company; April 2004 to August 2006 – Vice President, Legal Services and General Counsel, Nygård International.

Jung Yee: August 2006 to present – Chief Technology Officer of WiLAN; May 2005 to July 2006 – consultant.

Andrew Parolin: November, 2010 to present – Senior Vice-President, Licensing of the Company; November 2007 to November, 2010 – Vice-President, Wireless Technologies of WiLAN; May 2007 to November 2007 – Vice-President, Business Development of the Company; December 2000 to May 2007 – a series of executive positions with SiGe Semiconductor, Inc., with the final position being Director of Wireless Data Products.

Doug MacCrae: May 2009 to present – Vice-President, Finance of WiLAN; September 2001 to February 2009 – a series of executive positions with BreconRidge Corporation, with the final position being Chief Financial Officer.

Curt Dodd: June 2007 to present – Vice-President, Patents & Counsel of the Company; September 2003 to June 2007, IP Counsel with Nortel Networks Inc.

Prashant Watchmaker: October 2007 to present – Corporate Secretary & Assistant General Counsel of WiLAN; January 2007 to October 2007, Legal Counsel to the Canadian Payments Association; June 1997 to January 2007, Associate Lawyer with LaBarge Weinstein Professional Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set forth below, no director or executive officer of WiLAN and, to the knowledge of the Company, no shareholder holding a sufficient number of securities of WiLAN to materially affect its control is or was, in the 10 years preceding the date of this Annual Information Form, a director or executive officer of any company that was, while that person was acting in that capacity, (a) the subject of a cease trade or similar order or an order that denied any such company access to any exemption under securities legislation for a period of more than 30 consecutive days, (b) subject to an event that resulted, after such person ceased to be a director or executive officer, in such company being the subject of any such order or (c) within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the Company’s knowledge, Solutrea Corp. (formerly, Powerstar International Inc.) (“Solutrea”) is subject to cease trade orders made by the Alberta Securities Commission and the Ontario Securities Commission due to delays in filing certain financial statements. Mr. James Skippen was a member of the board of Solutrea from June 28 to December 31, 2007. WiLAN also understands that MedcomSoft Inc. (“MedcomSoft”) filed a Notice of Intention to make a proposal to creditors under the Bankruptcy and Insolvency Act (Canada) on November 2, 2008. Mr. John Gillberry was a member of the board of MedcomSoft from January 2, 2008 to November 1, 2008.

No director or executive officer of the Company and, to the knowledge of the Company, no shareholder holding a sufficient number of securities of WiLAN to materially affect its control, within the 10 years preceding the date of this Annual Information Form, has became bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.           Audit Committee Information

Audit Committee Charter

The text of the Audit Committee’s Charter is attached at Appendix “A” to this Annual Information Form.

Composition

The current members of the Audit Committee are Richard Shorkey (Chairman), John Gillberry and William Jenkins, each of whom is an “independent” director and each of whom is “financially literate” as such terms are defined in Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators.

Education and Experience

Richard Shorkey: Mr. Shorkey is a Chartered Accountant with more than 30 years of industry experience holding senior financial and general management roles in a number of public and private companies. He is a member of the Institute of Chartered Accountants of Ontario and the Canadian Institute of Chartered Accountants. Mr. Shorkey has been a member of the Board from March 22, 2007 and a member of the Audit Committee since May 10, 2007.

John Gillberry: Mr. Gillberry holds an MBA from the Ivey School of Business at the University of Western Ontario; until the acquisition of Coreworx Inc., an enterprise software development company, by Acorn Energy Inc. in July 2009, he was the Chief Financial Officer and Chief Operating Officer of Coreworx Inc. In December 2009 he was appointed Chief Executive Officer of Utilitran Corporation, a technology company engaged in data analytics and procurement software in the retail sector. John has been a member of audit committees for private and public companies and has been a financial consultant on corporate finance matters for several venture-backed businesses. Mr. Gillberry has been a member of the Board since May 2005 and has been a member of the WiLAN audit committee since fiscal 2005.

William Jenkins: Mr. Jenkins holds a B.A. in Economics and an LL.B from the University of Western Ontario and is a Partner with the law firm of Fraser Milner Casgrain LLP. Mr. Jenkins has advised corporations, investment dealers and banks on public securities offerings, equity and debt financings, mergers and acquisitions as well as other corporate finance transactions which have provided him the opportunity to review, analyze and evaluate financial reporting. Mr. Jenkins was also a member of the audit committee of the Partnership Board of Fraser Milner Casgrain LLP until November of 2009 when he was appointed the Presiding Member of that firm's Partnership Board. Mr. Jenkins has been a member of the Board since May 2005 and a member of the Audit Committee since May 10, 2007.

Pre-approval of Non-audit Services

The following describes WiLAN’s policy relating to the engagement of the external auditors for the provision of non-audit services.

When requiring the use of accounting and taxation and other consulting services, the Company will not utilize the services of the current external auditor where the delivery of the service may create a potential or perceived conflict of interest. Consulting services which require subsequent external auditing cannot be performed by WiLAN’s auditors. For greater clarity, the following consulting services do not present a conflict of interest: advice relating to the accounting treatment of new CICA pronouncements (including with respect to the change to International Financial Reporting Standards (“IFRS”)) or services ancillary to the audit; preparation of corporate tax returns; and advice on tax related matters.
Non-audit services to be provided by the external auditors must be pre-approved by the Audit Committee.

External Auditor Service Fees

	Fiscal 2010	Fiscal 2009
Audit Fees (1)	$114	$125
Audit-related Fees (2)	32	31
Tax Fees (3)	29	111
All Other Fees (4)	19	65
Total Fees Billed	$194	$331

(1)
“Audit Fees” consist of the aggregate fees of PricewaterhouseCoopers LLP (“PwC”), WiLAN’s auditors, for professional services rendered by them for the audit of the Company’s annual financial statements and review of the MD&A and related services that are normally provided by them in connection with statutory and regulatory filings or engagements. Fees billed by PwC for services provided by them relate to their review of WiLAN’s prospectuses and other filings in connection with its December 2010 public offering ($53) and July 2009 public offering ($48).

(2)
“Audit-related Fees” consist of the aggregate fees billed by PwC for assurance and related services rendered by them that are reasonably related to the performance of the audit or review of WiLAN’s financial statements and are not reported as Audit Fees. Professional services provided include review and “selected procedures” of quarterly financial statements and accounting advice on certain matters.

(3)
“Tax Fees” consist of the aggregate fees billed by PwC for professional services rendered by them for tax compliance, tax advice and tax planning. Tax services included advisory services and review and filing of the Company’s annual income tax returns. Fiscal 2010 fees billed by PwC for services provided by them relate to the review and filing of WiLAN’s annual income tax returns. Fiscal 2009 fees billed by PwC include charges of approximately $53 for compliance with the harmonization of Ontario and federal tax regulators and $58 for the review and filing of WiLAN’s annual income tax returns.

(4)
“All Other Fees” consist of fees billed by PwC for products and services other than Audit Fees, Audit Related Fees and Tax Fees. Fiscal 2010 fees billed by PwC for services provided by them relate to litigation support. Fiscal 2009 fees billed by PwC for services provided by them relate to IFRS readiness ($18) and the Company’s merger and acquisition activities ($47).

9.           Legal Proceedings

WiLAN, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. The significant legal proceedings in which WiLAN is involved are summarized below.

In September 2002, the Company, its former Chairman, Dr. Hatim Zaghloul, and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two statements of claim in the Court of Queen’s Bench of the Province of Alberta alleging the defendants are liable for failing to deliver certain share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. WiLAN maintains that it has defences to these claims and does not believe that it will ultimately be found liable. The Company is defending these actions, has filed a statement of defence and has also filed a counterclaim against the claimants. To date it has not been determined if legal liability exists, and accordingly, no provision has been made in WiLAN’s financial statements.

WiLAN is currently involved in litigation with D-Link and D-Link Canada Inc. (“D-Link Canada”) in the Federal Court of Canada concerning the alleged infringement by D-Link and D-Link Canada of Canadian patent No. 2,064,975. This litigation is in its early stages. The Federal Court of Canada ordered that the Company’s claim for punitive damages be struck from its statement of claim in December 2006. D-Link and D-Link Canada filed a statement of defence and counterclaim against WiLAN in April 2007 and, following certain procedural matters, D-Link and D-Link Canada filed amended statements of defence and counterclaims in December 2007, to which the Company filed its reply and statement of defence in February 2008, following which D-Link and D-Link Canada have filed a reply.  As of the date of this Annual Information Form, WiLAN continues to proceed with this litigation.

In October 2007, the Company filed claims against 22 major companies including Acer, Apple Inc., Best Buy Co. Inc., Broadcom, Circuit City Stores, Inc., Dell Inc., Gateway Inc., Hewlett-Packard Company, Intel, Sony Corporation, Texas Instruments Incorporated and Toshiba Corporation in the Laptop and Router Cases in the EDTX Court. WiLAN claimed that these companies infringed the 222 patent, the 802 patent and the 323 patent by making and/or selling various products including wireless routers, modems and personal computers that use technology derived from these patents which relate to Wi-Fi and power consumption in DSL products. In October 2008, the Company amended its complaints to include claims against the defendants for products that utilize Bluetooth technologies and to assert the 759 patent against these defendants. The Laptop and Router Cases have been or are in the process of being settled by WiLAN against all defendants.

On June 20, 2008, WiLAN announced that it had filed claims against Research In Motion Corporation, Research In Motion, Ltd., Motorola, Inc., and UTStarcom, Inc. in the Handset Case in the EDTX Court. The Company has claimed that these companies have infringed and continue to infringe the 222 patent and the 802 patent by making and/or selling various products including mobile handheld devices and other equipment that use technology derived from these patents which relate to Wi-Fi and CDMA. WiLAN added LG, LG Electronics Mobilecomm U.S.A., Inc. and PCD as defendants in the Handset Case since it was initiated. A claims construction hearing in this action involving the 222 patent and the 802 patent was held on March 11, 2010. Overall, the Company was pleased with the EDTX Court’s ruling in this claims construction hearing and believes that, based on the EDTX Court’s constructions, WiLAN will be able to demonstrate infringement of Wi-Fi and CDMA products including mobile handheld devices. On October 19, 2010, the EDTX Court ordered that the trial in this action be continued to May 2, 2011, following which the parties are to be ready to commence trial on 60 days notice. The Handset Case has been settled against all defendants other than PCD.

Intel filed a complaint in the NDCAL Court in September 2008, seeking a declaratory judgment that 18 of WiLAN’s US patents are invalid. In January 2011, the Company settled all litigation against Intel including this action.

On December 28, 2009, Calix filed a complaint in the NDCAL Court for declaratory relief against WiLAN regarding the 323 patent and the Company’s US patent number 6,763,019. On September 29, 2010, WiLAN filed an answer to the Calix complaint in the NDCAL Court. This action is currently continuing through an expedited discovery phase and a “claims construction” hearing is currently expected to take place in August 2011.

On January 10, 2010, the Company commenced an action against LGE in the V-Chip Case in the SDNY Court. WiLAN has claimed that LGE has breached its contract with the Company and infringed the 402 patent with respect to televisions sold by LGE in the United States. On April 15, 2010, LGE filed a motion to stay this action pending an ex parte re-examination of the 402 patent before the USPTO, which motion was denied on May 21, 2010. This action is currently continuing through an expedited discovery phase.

On April 8, 2010, WiLAN announced that it had filed claims against 19 major companies including Acer, Apple Inc., Atheros, Broadcom, Dell Inc., Gateway Inc., Hewlett-Packard Company, Intel, Marvell, Sony Corporation, Texas Instruments Incorporated and Toshiba Corporation in the Bluetooth Case in the EDTX Court. The Company has claimed that these companies have infringed and continue to infringe the 369 patent by making and/or selling various products that use technology derived from this patent relating to Bluetooth technology. In June 2010, WiLAN added AliphCom, CSR and SiRF Technology, Inc. as defendants to this action. The Company has settled the Bluetooth Case as against all defendants except Texas Instruments Incorporated and Aliphcom.

On July 1, 2010, AliphCom filed an amended complaint in the NDCAL Court for declaratory relief against WiLAN regarding the 369 patent and the 759 patent. On July 28, 2010, the Company moved to have this action dismissed for lack of personal jurisdiction (which motion was withdrawn on October 5, 2010) and/or to transfer this action to the EDTX Court, which motion was granted by the NDCAL Court on November 10, 2010 and upheld by the US Court of Appeal for the Federal Circuit on February 9, 2011. This case is now effectively terminated and Aliphcom is subject to the Bluetooth Case.

On October 5, 2010, WiLAN filed claims against 11 major companies including Alcatel-Lucent USA Inc., Ericsson Inc., Sony Ericsson Mobile Communications (USA) Inc., HTC and LGE in the EDTX Court. The Company has claimed that these companies have infringed and continue to infringe its US patent numbers 6,088,326, 6,195,327, 6,222,819 and 6,381,211 by making and/or selling various products including wireless communications products that use technology derived from these patents which relate to the 3GPP standard. On December 23, 2010, WiLAN announced that it had settled all wireless patent litigation against LGE including this action. Answers from the remaining defendants in this action were delivered in January 2011 and the Company expects to file and serve responses in due course.

On November 19, 2010, WiLAN filed claims against three major companies including Comcast Corporation, Time Warner Cable, Inc. and Charter Communications in the EDTX Court. The Company has claimed that these companies have infringed and continue to infringe its US patent number 5,761,602 by offering for sale, selling, operating, advertising and marketing cable systems and cable modem products that use technology derived from this patent. WiLAN expects answers from the defendants in this action to be filed and served in due course.

On February 2, 2011, the Company filed claims against HTC in the EDTX Court. WiLAN claimed that HTC has infringed and continues to infringe the 222 patent and the 802 patent by making and/or selling various products including mobile handheld devices and other equipment that use technology derived from these patents which relate to Wi-Fi and CDMA.

On December 24, 2009, a law firm filed a request for ex parte re-examination at the USPTO in respect of the 402 patent. The Company does not know the identity of the real party in interest who made this re-examination request. On March 2, 2010, the USPTO granted this request and issued an office action on August 4, 2010 relating to this request. On October 29, 2010, WiLAN filed an amendment/response to this re-examination request which included 49 new patent claims under the 402 patent. The Company expects this re-examination process could continue for approximately 18 to 24 months. The 402 patent remains valid and enforceable unless and until a final contrary determination has been made by the USPTO and all appeal rights have been exhausted.

On January 21, 2010, Broadcom and Intel filed a request for inter parties re-examination at the USPTO in respect of WiLAN’s 759 patent. On February 26, 2010, the USPTO granted this request and also issued its first office action rejecting the claims of this patent, which is the typical first step in an inter parties re-examination process. On May 17, 2010, the Company filed an amendment/response to this re-examination request which included 127 new patent claims under the 759 patent. WiLAN expects this re-examination process could continue for approximately 18 to 24 months. The 759 patent remains valid and enforceable unless and until a final contrary determination has been made by the USPTO and all appeal rights have been exhausted. In January 2011, the Company announced that it settled all litigation against Broadcom and Intel, in accordance with which, Broadcom and Intel have each withdrawn from their respective involvement in this re-examination.

10.           Interests in Material Transactions

No material transactions with the directors, senior officers, promoters or principal holders of WiLAN’s securities or any of their respective affiliates or associates have occurred in the last three completed fiscal years or the current fiscal year. All of the Company’s current executive officers were hired during the period from May 2006 through May 2009, and entered into employment agreements with WiLAN in the normal course of business.

11.           Transfer Agent and Registrar

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario.

12.           Material Contracts

WiLAN did not enter into any material contracts during its 2010 fiscal year other than in the ordinary course of its business and is not currently party to any material contracts entered into in prior fiscal years that are still in effect other than in the ordinary course of its business.

13.           Interests of Experts

The Company’s auditors are PricewaterhouseCoopers LLP (“PwC”), Chartered Accountants, 99 Bank Street, Suite 800, Ottawa, Ontario, K1P 1E4.  PwC were appointed on October 25, 2006 following WiLAN’s move to Ottawa from Calgary. PwC has confirmed that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

14.           Additional Information

Additional information with respect to WiLAN, including remuneration and indebtedness of directors and officers, principal holders of the Company’s securities and options to purchase securities is contained in the information circular in respect of the annual and special meeting of shareholders to be held on April 27, 2011 that will be delivered to shareholders in advance of that meeting. Additional financial information is provided in WiLAN’s fiscal 2010 audited financial statements and MD&A for its 2010 fiscal year. Additional information relating to the Company may be found on the SEDAR website at www.sedar.com.

Appendix “A” – Wi-LAN Inc. - Audit Committee Mandate

Purpose

The Board of Directors (the “Board”) of Wi-LAN Inc. (“Wi-LAN”) has established the Audit Committee (the “Committee”) as a standing committee of the Board for the purposes of managing the relationship between Wi-LAN and its external auditors, overseeing the audit and financial reporting process, ensuring the adequacy and effectiveness of Wi-LAN’s internal controls and procedures for financial reporting and ensuring the adequacy and effectiveness of Wi-LAN’s risk management program. The Committee is hereby constituted with all the powers and duties conferred on it by the laws governing Wi-LAN and such powers and duties as may be conferred on it from time to time by resolution of the Board.

Member Qualifications, Appointment and Removal

The members of the Committee (the “Members”), and from among those Members, the Chairman of the Committee, are appointed annually by the Board. The Board will appoint not less than three directors as Members.

The Committee and each Member must meet the independence and audit committee composition requirements promulgated by all governmental and regulatory bodies exercising control over Wi-LAN as may be in effect from time to time, including those of any stock exchange upon which Wi-LAN’s shares are listed.  In general, no director who is an officer or employee of Wi-LAN (or any related entity of Wi-LAN) may be a Member and each Member must be free of any relationship with Wi-LAN that could or could be reasonably expected to, in the opinion of the Board, interfere with the exercise of that director’s independent judgment as a Member.

All Members of the Committee should be “financially literate” (as that term is defined from time to time in Multilateral Instrument 52-110 (Audit Committees) or any replacement or supplementary instrument or rule or, if it is not defined, as that term is interpreted by the Board), which generally means that they must be able to read and understand fundamental financial statements including Wi-LAN’s balance sheet, income statement and cash flow statement.  At least one Member must have a professional accounting certification (or equivalent) or comparable experience and background that results in that Member’s financial sophistication.

Any Member may be removed or replaced at any time by the Board as needed.  A Member shall cease to be a Member upon ceasing to be a Wi-LAN director.  The Board will fill vacancies on the Committee by the appointment of other qualified directors.

Duties and Responsibilities

In general, the Committee performs a number of roles including (i) assisting directors to meet their financial oversight responsibilities, (ii) providing better communication between directors and Wi-LAN’s external auditors, (iii) enhancing the independence of the external auditor, (iv) increasing the credibility and objectivity of financial reports and (v) strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. The Committee will have the specific duties and responsibilities set out below, as well as other such duties that are, in the opinion of the Board, in line with the purpose of the Committee as stated above.

Relationship with Auditors

The Committee is responsible for managing, on behalf of Wi-LAN’s shareholders, the relationship between Wi-LAN and its external auditors. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	be directly responsible for recommending the selection and determining the compensation of the external auditor;

(b)
oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Wi-LAN, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(c)
establish procedures to monitor the independence of the external auditor and take necessary actions to eliminate all factors that might impair or be perceived to impair the independence of the external auditor;

(d)	annually require the external auditors to identify the relationships that may affect its independence;

(e)	establish procedures for review and approval of all audit and permitted non-audit services provided by external auditors;

(f)	pre-approve all non-audit services to be provided to Wi-LAN or its subsidiaries by the external auditor, which pre-approval may be delegated to any Member; and

(g)	provide the external auditor with the opportunity to meet with the Committee or the Board without management present at each regularly scheduled meeting of the Committee or the Board.

Audit and Financial Reporting

The Committee is responsible for overseeing the audit and financial reporting process.  In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	review, establish and monitor each annual audit of the external auditor with a written audit plan, including scope, fees and schedule;

(b)	review with both management and the external auditor the appropriateness and acceptability of Wi-LAN’s critical accounting policies and any proposed changes thereto;

(c)
review with management and the external auditor the presentation and impact of significant risks and uncertainties associated with Wi-LAN’s business, all alternative treatments of financial information with GAAP that have been discussed with management, the material assumptions made by management relating to them and their effect on Wi-LAN’s financial statements;

(d)	question management and the external auditor regarding financial reporting issues discussed during the fiscal period;

(e)	review any problems experienced by the external auditors in performing audits;

(f)	review and discuss the audited annual financial statements in conjunction with the external auditor and review with management all significant variances between comparative reporting periods;

(g)	review and discuss the external auditor’s report with the external auditor and management;

(h)
review all material written communications between the external auditor and management, including post audit or management letters containing recommendations of the external auditors, management’s response and follow up with respect to the identified weaknesses;

(i)	review with management and with the external auditors, as appropriate, Wi-LAN’s financial statements, MD&A and annual and interim earnings press releases prior to their public dissemination;

(j)
satisfy itself that adequate procedures are in place for the review of Wi-LAN’s public disclosure of financial information extracted or derived from Wi-LAN’s financial statements, other than the public dissemination referred to in (i) above, and periodically assess the adequacy of those procedures;

(k)	review with management Wi-LAN’s relationship with the regulators and the quality of its filings with the regulators; and

(l)	review with the General Counsel any current or anticipated litigation or legal activity that could have a material effect on Wi-LAN’s financial position.

Internal Controls and Procedures

The Committee is responsible for overseeing the design, implementation and on-going effectiveness of a system of internal controls. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	monitor and review policies and procedures for internal accounting, financial control and management information (“Internal Controls”);

(b)
establish procedures for: (i) the receipt, retention and treatment of complaints received by Wi-LAN regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by Wi-LAN employees of concerns regarding questionable accounting or auditing matters;

(c)	monitor compliance with Wi-LAN’s Whistleblower Protection Policy on Financial Matters and coordinate and review all investigations undertaken thereunder;

(d)	consult with the external auditor regarding the adequacy of the Internal Controls and review with the external auditor its report on the Internal Controls;

(e)	address, on a regular basis, any perceived shortcomings in the Internal Controls;

(f)	review the involvement of officers and directors in any matter related to business ethics or potential conflict of interest and advise the Board on the appropriate course of action;

(g)	review and approve Wi-LAN’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor;

(h)
prior to Wi-LAN entering into any Related Transaction other than any Related Transaction which has been reviewed and approved by the Compensation Committee of the Board, review the Related Transaction and recommend its approval or rejection by the Board. For the purposes of this Mandate, a “Related Transaction” means a business transaction or contract between Wi-LAN and a party in which a Wi-LAN director or officer has a direct or indirect interest.  This direct or indirect interest could exist by virtue of the following: (i) the party is the director or officer; (ii) the director or officer, or their relative or spouse, is on the board of directors or is an officer of the party entering into such a business transaction with Wi-LAN; or (iii) the director or officer, or their relative or spouse, has a financial interest in the party entering into such a business transaction with Wi-LAN;

(i)	annually, review any ongoing Related Transactions and report to the Board; and

(j)	obtain from management adequate assurances that all statutory payments and withholdings have been made.

Risk Management

The Committee is responsible for overseeing the process by which Wi-LAN assesses and manages risk.  In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	identify risks inherent in Wi-LAN’s business (“Risks”);

(b)	maintain policies and procedures that address the Risks on a reasonable, cost-effective basis;

(c)
in conjunction with management, review, on an annual basis, all aspects of Wi-LAN’s risk management program, including all significant policies and procedures relating to insurance coverage, foreign exchange exposures and investments (including Wi-LAN’s use of financial risk management instruments);

(d)	monitor compliance with environmental codes of conduct and legislation; and

(e)	monitor compliance with safety codes of conduct and legislation.

Other

In furtherance of its duties, the Committee shall:

(a)	meet regularly with management to discuss any areas of concern to the Committee or management;

(b)	consider whether the quality of employees involved in the audit and financial reporting process and the processes described herein meets an acceptable standard; and

(c)	annually review this Mandate and any other documents used by the Committee in fulfilling its responsibilities.

Meetings, Structure and Reporting

The Committee meets as required, but at least quarterly, typically on the day of the full Board to allow ample time for discussion. A majority of the Committee shall constitute a quorum.  At all meetings of the Committee, every question shall be decided by a majority of the votes cast on the question. Attendance by the CFO at all Committee meetings is expected and attendance by the Director, Finance (when in place) and the President & CEO is desirable. The Corporate Secretary, or his or her designee, shall attend all Committee meetings for the purposes of recording minutes. The audit partner from the external auditor will be invited to meet with the Committee at least twice a year and may request a meeting with the Committee at any time.

The Committee shall report to the Board on all proceedings, deliberations, decisions and recommendations of the Committee at the first subsequent meeting of the Board and at such other times and in such manner as the Board may require or as the Committee may, in its discretion, consider advisable.

Chairman

The Chairman’s primary role is to ensure that the Committee functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organization and mechanisms are in place and are working effectively.  More specifically, the Chairman shall:

(a)	chair meetings of the Committee;

(b)	in consultation with the Chairman of the Board, the Members, the CFO and Corporate Secretary, set the agendas for the meetings of the Committee;

(c)
in collaboration with the Chairman of the Board, the President & CEO, the CFO and the Corporate Secretary, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to Members in advance of such meetings in order that Members may properly inform themselves on matters to be acted upon;

(d)	assign work to Members;

(e)	approve the expense reports of the Chairman of the Board;

(f)	act as liaison and maintain communication with the Chairman of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee; and

(g)	provide leadership to the Committee with respect to its functions as described in this Mandate and as otherwise may be appropriate.

Authority

The Committee shall have unrestricted direct access to Wi-LAN’s external auditors, Wi-LAN personnel and documents and shall be provided with the resources necessary to carry out its duties. The Committee may, in its sole discretion and at Wi-LAN’s expense, retain and agree to compensate independent counsel or advisors to assist with the performance of its duties. The Committee may adopt policies and procedures for carrying out its responsibilities.